SEVERN TRENT

ENVIRONMENTAL LEADERSHIP

21 June 2004

RECEIVED
2004 JUN 29 A 9: 37
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU

Tel   0121 722 4000
Fax   0121 722 4800
www.severntrent.com

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA

04035441

Direct Line 44 121 722 4935
Direct Fax   44 121 722 4290
Our Ref GLK

SUPPL

Dear Sir/Madam

In reference to **File Number 082-02819**, I enclose a copy of a Stock Exchange Announcement released today.

Yours faithfully,

Gemma Knowles
Company Secretarial Assistant

PROCESSED
JUL 13 2004
THOMSON
FINANCIAL

Encl.

Registered in England & Wales
Registration No. 2366619
Registered Office:
2297 Coventry Road Birmingham B26 3PU

Transfer of shares by the Trustee of the Severn Trent Plc Employee Share Ownership Trust

The Company has been advised by the Trustee of the Severn Trent Plc Employee Share Ownership Trust that on 16 June 2004, 13,651 Ordinary Shares of 65 $^5/_{19}$ p each in the Company, and on 17 June 2004, 4,013 Ordinary Shares of 65 $^5/_{19}$ p each in the Company, were transferred for nil consideration to participants in the Long Term Incentive Plan pursuant to awards made under that plan in 2001.

The executive directors of the Company are potential beneficiaries under the Trust and were deemed to have a technical interest in the above shares which ceased when the shares were transferred to the participants.

www.severntrent.com